MakeMyTrip Limited

Date: July 15, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie

Ada D. Sarmento

Re:	MakeMyTrip Limited

Registration Statement on Form F-3

Filed on June 14, 2013 and as amended on July 5, 2013 and July 12, 2013

File No. 333-189315

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MakeMyTrip Limited (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form F-3 filed on June 14, 2013, as amended by Amendment No. 1 filed on July 5, 2013 and Amendment No. 2 filed on July 12, 2013 (File No. 333-189315) (the “Registration Statement”) of the Company. The Company respectfully requests that the Registration Statement be declared effective as of 5:00 p.m. EST on July 17, 2013 or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to its US counsel, Latham & Watkins LLP, Attention: Rajiv Gupta by facsimile to (011) 65-6536-1171 or email at Rajiv.Gupta@lw.com.

Registered Office: c/o Multiconsult Limited, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius

Tel: (230) 405 2000    Fax: (230) 212 5265

MakeMyTrip Limited

Thank you for your assistance in this matter. Please do not hesitate to call Rajiv Gupta at (011) 65-6437-5467 if you have any questions regarding this request.

Very truly yours,

MakeMyTrip Limited

By:	/s/ Rajesh Magow

Name:	Rajesh Magow

Title:	Group Chief Financial and Operating Officer

cc:	Rajiv Gupta of Latham & Watkins LLP
Michael W. Sturrock of Latham &Watkins LLP

Registered Office: c/o Multiconsult Limited, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius

Tel: (230) 405 2000    Fax: (230) 212 5265